EXHIBIT 99.3

Audit Committee Mandate

1 OBJECTIVE

The Audit Committee acts as a preparatory body in connection with the Board’s supervisory roles in financial control and external audit. The Committee is appointed by and shall report regularly to the Board.

The Committee supports the Board in the administration and exercise of its responsibility for supervision in accordance with:

(a) the Norwegian Public Limited Companies Act (allmennaksjeloven) §§ 6-12 and 6-13 and the Norwegian securities legislation;

(b) applicable provisions of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and regulations stipulated by the U.S. Securities and Exchange Commission (SEC) in the Exchange Act; and

(c) applicable listing standards of the securities exchanges on which the company’s securities are listed.

The primary function of the Committee is to assist the Board in exercising its supervisory responsibility, with respect to:

•	the integrity of the Company’s financial statements;

•	the qualifications, independence and performance of the external auditor;

•	the performance of the Company’s internal audit function.

2	ORGANIZATION

The Board appoints at least three Audit Committee members from its own members and appoints one of these as Committee Chair. The employee representatives on the Board may nominate one Committee member to the Board. The Audit Committee members are appointed for a two-year term.

Each Committee member shall be independent as defined by the SEC and otherwise unconnected to any relations that could, in the opinion of the Board, interfere with the exercise of his or her independent judgment as a member of the Committee.

When appointing members to the Committee, the Board shall take into consideration whether the person concerned has the necessary knowledge of basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise, as deemed appropriate by the Board.

The Company’s internal audit department shall provide support to the Audit Committee as necessary, and shall act as its secretary.

3	MEETINGS

The Audit Committee shall meet in connection with the quarterly and annual financial reporting and otherwise as often as it considers necessary.

The Audit Committee chooses who shall represent the Company at its meetings. It is assumed that the chief financial officer will attend all meetings.

99.3-1

The external auditor shall participate in relevant agenda points at all meetings.

Each regularly scheduled meeting shall conclude with a separate session for the Committee members.

The Audit Committee shall meet with the senior vice president, Internal Audit, and the external auditor at least once a year without the presence of Corporate Management.

4 COMMITTEE TASKS

The Committee’s tasks shall encompass:

•	Financial reporting and relations between Management and the external auditor

The Committee shall:

-	Discuss with Management and the external auditor the annual audited financial statements and quarterly financial statements, including disclosures made in management’s discussion and analysis.

-	Review input to the Audit Committee from the Company’s CEO and CFO in connection with their certification of the Company’s annual report on Form 20-F.

-	Review the results of the annual audit and quarterly reviews carried out by the external auditor.

-	Discuss with Management and the external auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s annual and quarterly financial statements.

-	Discuss with the Company’s legal counsel and external auditor the process to ensure compliance with relevant standards of conduct and legal matters that could have a significant impact on the Company’s annual and quarterly financial statements or accounting policies.

-	Resolve disagreements between Management and the external auditor on financial reporting.

-	Consider and propose a candidate to be elected by the Annual General Meeting as external auditor of the Company.

-	Consider and propose the external auditor’s remuneration to be fixed by the Annual General Meeting.

-	Supervise and function as the primary reporting instance the external auditor’s work on audit related matters.

-	Evaluate the qualifications, performance and independence of the external auditor.

-	Pre-approve the audit and significant non-audit services (including the fees and terms associated with such services) to be performed by the external auditor.

-	Recommend to the Board policies for the Company’s hiring of employees or former employees of the external auditor.

-	Supervise the Company’s process for appointment, termination and remuneration of independent auditors in subsidiaries where the Company has a controlling position.

•	Supervision of the internal audit function

The Committee shall:

-	Discuss the adequacy of the Company’s internal audit system.

-	Evaluate the results of the internal audit and ensure that recommendations are paid appropriate attention.

99.3-2

•	Handling complaints

The Audit Committee shall establish and maintain procedures for the receipt, retention, and handling of complaints about accounting, internal accounting controls, or auditing matters, including procedures for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

•	Performance evaluation

The Audit Committee shall conduct an annual performance evaluation of its activities.

The Committee shall base its work on the assumption that the external auditors and Internal Auditor Corporate have brought to the Committee’s attention any issue that they, in their best judgment, regard as important for the exercise of the Committee’s responsibilities.

5 AUTHORITY

The Audit Committee may examine all activities and circumstances connected to the operations of the Company in the execution of its tasks. In this connection, the Committee may request the CEO to provide access to information, facilities and personnel.

The Audit Committee may carry out the surveys it deems necessary to fulfill its tasks, and may use the Company’s internal audit, external audit and external advisors in this connection.

6 REPORTING

Minutes from the Audit Committee meetings shall be distributed to the members of the Board at the subsequent meeting. Audit Committee meetings where quarterly and annual financial reporting is discussed shall be coordinated with the Board meetings on these issues. The Audit Committee may give an oral report from these meetings to the Board through the Committee Chair.

The Board may at any time require more detailed oral or written reports from the Committee.

7 LIMITATIONS ON THE AUDIT COMMITTEE’S ROLE

The Audit Committee members are answerable only to the Board in connection with the fulfillment of their tasks. The Board retains full responsibility for the Audit Committee’s tasks.

The President and CEO is responsible for preparing and presenting to the Board of Directors the Company’s annual and quarterly financial statements, and the external auditor is responsible for auditing and/or reviewing these financial statements. While the Committee is entrusted with the tasks set out in this mandate, it is not the responsibility of the Committee to plan or conduct audits or to determine whether the Company’s financial statements, the results of operations and cash flows are a fair presentation of the Company’s financial position in compliance with generally accepted accounting principles. In carrying out its tasks, the Committee does not provide any expert or particular confirmation of the Company’s financial statements or any professional certification of the external auditor’s work.

99.3-3